United States
                       Securities and Exchange Commission
                             Washington, D.C. 20549

                          Commission File No.: 0114873

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                   ROCKY MOUNTAIN FINANCIAL ENTERPRISES, INC.
                                (Name of Issuer)


                                     Common
                         (Title of Class of Securities)


                                    774689103
                                 (Cusip Number)


Te Huey Urich, 8385 S. Cobblestone Street, Highlands Ranch, CO 80126 (303) 909-1089
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                               September 12, 2000
                             ----------------------
             (Date of Event which Requires Filing of this Statement)


         If the filing person has previously filed a statement Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13-d(b)(3) or (4), check the following box / /.

         Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)

                                  SCHEDULE 13D



CUSIP NO.: 774689103                                           Page 1 of 5 Pages


1.       Name of Reporting Person and
         S.S. or I.R.S. Identification No.

         Te Huey Urich

2.       Check the Appropriate Box if A Member of a Group*

         a /  /
         b /X /

3.       SEC Use Only


4.       Source of Funds

         NA

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

         /  /

6.       Citizenship or Place of Organization

         Taiwan

7.       Sole Voting Power


         342,334 initial ownership
         59,000 after sale transaction

8.       Shared Voting Power

         None

9.       Sole Dispositive Power

         342,334 initial ownership
         59,000 after sale transaction


10.      Shared Dispositive Power

         None

11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         342,334 pre-sale
         59,000 post-sale transaction

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

         /X/  Excludes 2000 shares owned by husband, Mark Urich

13.      Percent of Class Represented by Amount in Row (11)

         18% before transaction with Comercis, Inc. and before sale of shares .2% post transaction with Comercis, Inc. and after sale of shares

14.      Type of Reporting Person

         a) IN

Item 1.  Security & Issuer

     This Schedule relates to the beneficial ownership of Common Stock of Rocky Mountain Financial Enterprises, Inc. (hereinafter the "Company"), whose principal place of business is located at 500 Nolan Drive, Suite 300, Southlake, TX 76092.

Item 2.  IDENTITY & BACKGROUND

I.       a.       Name:  Te Huey Urich ("Reporting Person")

         b.       Address: 8385 S. Cobblestone Street, Highlands Ranch, CO 80126

         c.       Occupation:  Investor

         d. The reporting person has not during the last five years been convicted in a criminal proceeding (excluding traffic violations).

         e. The reporting person has not during the last five years been subject to or party to a civil proceeding regarding any violation of state or federal securities laws, nor has any judgment, decree or order of any type been entered against reporting person.

         f.       Citizenship: USA

Item 3.  Source and Amount of the Funds

     Interest in securities of the Company acquired by Reporting Person represent options to acquire Common Stock issued to her as an employee of the Company. Accordingly, no funds were utilized to purchase the securities.

Item 4.  Purpose of the Transaction

     The ownership which is the subject of this Schedule was acquired by Te Huey Urich for the purpose of investment originally in 1994. Ms. Urich has no further plans which relate to or would result in any of the following.

        a. The acquisition by any person of additional securities securities of the Company, or the disposition of securities of the Company;

        b. An extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Company or any of its subsidiaries; however, reporting person is aware that Comercis, Inc. intends to merge into Rocky Mountain Financial Enterprises, Inc. and purchased control of Rocky Mountain Finan-cial Enterprises, Inc.

        c. A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

        d. Reporting person is and was aware of the intended change of directors, which was filed on NOTICE pursuant to Section 14f of the Securities & Exchange Act of 1934.

        e. Any material change in the present capitalization or dividend policy of the Company, except that capitalization may change if the proposed business combination with Comercis, Inc. occurs;

        f. Reporting Person is and was aware of the acquisition of control by Comercis, Inc. and intended merger of Issuer with Comercis, Inc.

        g. Changes in the Company's charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; provided, however, that the Reporting Person may exercise outstanding options to acquire Common Stock of the Company in his discretion, which exercise may have the effect of impairing or impeding the acquisition of control by a third party.

        h. Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

        i. A class of equity securities of the Company become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act of 1934; or

        j.     Any action similar to any of those enumerated above.



Item 5.  Interest in Securities of the Issuer

         a. As of the date of the filing of this Schedule, Reporting Person is deemed to beneficially own 59,000 shares of Common STock of the Company, representing .2% of the issued and outstanding Common Stock, after the reported sale of 283,334 shares herein. Prior to the sale, Te Huey Urich owned 342,334 shares.


         b. Te Huey Urich has sole power to vote and dispose of 59,000 shares of common stock after the reported sale of 283,334 shares herein.

         c.    Not Applicable

         d.    Not Applicable

         e.    Not Applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
--------------------------------------------------------------------------------

     There are no contracts, arrangements, understandings, or relationships of the type required to be disclosed under this Item between the Reporting Person and any other person, except as described in this Report, whereby Reporting Person sold 283,334 shares in a private sale to nonaffiliates.

     Reporting Person sold 50,000 shares to M.A. Littman @ $.01 per share in November 2000. In November 2000, Reporting person sold 233,334 shares at $.10 to the following persons or entities:

Alamy Holdings, Inc.    150,000 shares
Gundmunder Johnsson     40,000 shares
Bruce Galloway          25,000 shares
Dorothy Stern           10,000 shares
Lee Stern               8,334 shares

Item 7.  Exhibits

        None

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                  /s/ Te Huey Urich
Dated: December 19, 2000         --------------------------------
                                  Te Huey Urich